

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 13, 2008

Mr. Richard Shao
Chief Financial Officer
Sterling Group Ventures, Inc.
900-789 West Pender Street
Vancouver, BC V6C 1H2
Canada

> **Re: Sterling Group Ventures, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2007**
> **Filed August 29, 2007**
> **Response Letter Dated February 29, 2008**
> **File No. 0-51775**

Dear Mr. Shao:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief